PennEngineering®

ARS

60 years of



innovation

PENN ENGINEERING & MANUFACTURING CORP

PIEI
12-31-02
1-5356

2002 Annual Report

Financial Highlights

	2002	2001	2000	1999	1998
(Dollars in Thousands)					
Net Sales	$ 150,801	$ 188,178	$ 264,563	$ 198,074	$ 179,687
Gross Profit	46,582	58,758	93,463	62,553	55,219
Operating Income	4,394	13,282	41,563	24,760	22,419
Income Taxes	326	4,063	13,175	8,610	7,620
Net Income	3,987	9,280	27,464	17,090	16,580
Capital Expenditures	2,816	13,083	13,174	11,453	8,315
Depreciation and Amortization	10,931	11,710	10,518	8,901	8,064
Total Assets	224,979	228,826	209,996	201,544	164,168
Stockholders Equity	183,217	180,426	176,288	152,880	142,032
Working Capital	76,022	80,545	78,535	74,490	73,657

Segment Sales


Fasteners 55%
Distribution 24%
Motors 21%

Company Profile

Penn Engineering's products serve a broad range of customers. While electronics-related manufacturing consumes the bulk of our products, other industries are equally as important. Our manufactured and distributed products are used in the toy industry, gaming machines, electronic fish finders, and even electric teapots and can be found in applications ranging from medical centrifuges to robotic swimming pool cleaners.

PennEngineering at-a-glance

Fasteners

PEM® Fastening Systems develops and manufactures PEM self-clinching and broaching fasteners and SI® inserts for plastics. The PEMSERTER® Products Division manufactures and sells automatic and manual precision fastener installation equipment and the StickScrew® System for small-screw insertion. Atlas Engineering® manufactures SpinTite,® MaxTite,® and PlusTite® blind threaded rivet nuts, studs, and installation tools.



Motors

Pittman and MAE design and manufacture brush-commutated and brushless DC servomotors and gearmotors, stepper motors, and control electronics. Brand-name motor products include the LO-COG® series of brush-commutated DC motors and gearmotors and the ELCOM® series of brushless dc motors and gearmotors utilizing slotted and slotless design technology.



Distribution

Arconix Group operates facilities in the United States, Mexico, United Kingdom, China, and Singapore and is a global distributor of components, hardware, and safety products. The business unit offers comprehensive logistical and inventory management services within the respective domestic territories.



Serving Changing Technology and Industry Leaders

1942



RCA
Western Electric
General Dynamics

1950



Grumman
Xerox
Addressograph-Mulitgraph

1960



Digital Equipment
Data General
Tektronix

1970



Alcatel
Fluke
General Instrument

To Our Shareholders

A new age dawned for American industry in 1942, when countless small manufacturers emerged to rise to the challenges of the times. These fledgling companies would create new technologies that would help lead the world into the exciting age of automation and electronics. Many companies would succeed and prosper in ways they never could have imagined; many would not. We are able to look back with pride, because we represent one of the success stories. After 60 years of continuous service, we are further pleased to report that PennEngineering can look ahead to a future founded upon financial strength and renewed resolve.

As we recognize a significant business milestone for our Company, we are reminded that such longevity does not occur by chance. Many individuals contribute, among them dedicated employees, longtime customers, worldwide selling partners, and you, our stockholders. We salute and appreciate all for their loyalty and support this year, especially in a difficult marketplace.

Perhaps our most significant and rewarding achievements in 2002 were documented by our strong balance sheet and ability throughout the year to disburse dividends regularly and without interruption to our stockholders. While our overall performance for the year in terms of sales, earnings, and earnings per share was impacted by imposing economic pressures, we were able to respond decisively, aggressively, and positively as we navigated all roads to market.

For 2002 our Company's net income was $4.0 million compared with $9.3 million in 2001. Consolidated sales were $150.8 million compared with $188.2 million in 2001. Earnings per share in 2002 were $0.23 per diluted share compared with $0.53 per diluted share in 2001.

Fastener Operations segment profit, including Atlas Engineering, was $5.7 million compared with $13.5 million a year ago, and sales were $83.6 million compared with $118.1 million in 2001. Distribution operations segment profit was $1.3 million

1980



Hewlett-Packard
IBM
Motorola

1985



Compaq
Hewlett-Packard
IBM

2000



Lucent
Ericsson
Compaq

2002



Celestica
Flextronics
Sanmina

compared with $1.4 million a year ago, and sales were $35.6 million compared with $36.0 million in 2001. Motor Operations reported segment profit of $1.9 million compared with $1.1 million a year ago, and sales of $31.6 million compared with $34.0 million in 2001.

All business units in 2002 advanced PennEngineering's mission to retain position as industry leader and innovator. PEM Fastening Systems introduced new products (including unique hardware for mounting cables and wires), earned product-patent awards, and was licensed to use a pioneering thread technology to add value to the PEM brand line. The PEMSERTER Products Division further employed robotics in its precision fastener installation equipment to enhance its productivity and capabilities.

Atlas Engineering augmented its product line of blind threaded inserts with an all-new series of threaded studs. Atlas additionally introduced fastener types featuring unique design innovations.

Pittman took several business steps forward in 2002 to secure the unit's position as a leading custom designer and manufacturer of DC motors. A new encoder unit was developed and introduced exclusively for our motors. As part of a strategy to better serve the distributor network and major customers throughout Europe, Pittman established a European sales office in the United Kingdom.

One of our goals in 2002 in the area of distribution was to ensure that components are available when, where, and in the quantities needed. The result of this vision was our



Kenneth A. Swanstrom
Chairman and CEO



Martin Bidart
President and COO

decision to establish an Arconix Group distribution facility in Shanghai, China. This facility joins previously existing Arconix operations in the United States, United Kingdom, Singapore, and Mexico. In addition, several of the Arconix sites, most notable Doncaster, UK, underwent expansion in 2002.

To augment their efforts, we created product demo rooms at our facilities, developed specialized marketing materials, and provided technology updates.

We understand that one of the primary reasons for our longevity is the ability to operate as a successfully diversified manufacturing and services company. We anticipate that a significant portion of PennEngineering's future growth will result from increasing our offerings to current and emerging markets. Part of our strategy is to consider relevant acquisitions to further our objectives.

As we enter our 61st year of continuous service, we thought it appropriate to reflect on the legacy of our founder, K.A. Swanstrom, and our beginnings as a fledgling fastener company to present day as a worldwide supplier of fasteners, motors, and logistical services.

As we surveyed the global marketplace, we saw the need this year to reinforce and accelerate the technical and engineering support we provide to our "product ambassadors" who promote our products around the world.

Our dedicated global engineering rep force and distributor network educate customers with knowledge and experience fine-tuned in the field.

All our business units continue to be involved in an ongoing strategic growth initiative to maintain their dominance in selected niche markets through evolution and innovation, by introducing new products and services in anticipation of customer needs, and by increasing their market shares.

In so many ways this is a much different world than it was in 1942; along the way we have gained much experience. As we embark on our 61st continuous year of service, we pledge anew to apply our experience and our skills for the benefit of everyone associated with our Company.

Kenneth A. Swanstrom
Chairman and CEO

Martin Bidart
President and COO

In the early 1940s our first self-clinching fastener product made history. This device revolutionized production fastening by serving as an easy and cost-effective method to provide permanent load-carrying threads in metal sheets too thin to tap. Our technology would stand the test of time. Sixty years later, "PEM" is one of the most recognized and respected fastener brands in the world.

1942



1942 — K.A. Swanstrom establishes Penn Engineering & Manufacturing Corp.



The original PEM self-clinching nut.



The first manufacturing facility.


Self-Clinching Fasteners

The first PEM catalog.

Fasteners

As applications for our products continue to flourish and as new products are brought to market, we can uniquely meet the fastening needs of a wide range of industries, including electronics, computer, data/telecom, medical, automotive, marine, aircraft, and general manufacturing. Our customization capabilities and design expertise bring added value to the marketplace.



Our role as fastening systems innovator advanced in 2002 with a variety of new products and capabilities.

Our family of "access hardware" products was expanded last year with the introduction of a patented PEM® self-clinching panel fastener, the first of its type designed for use in thin stainless-steel sheets. Our growing line of self-clinching cable tie-mount hardware was augmented with a product featuring a hook design, enabling users to attach, remove, and return tie-bundled wires to proper positions in electronic enclosures or chassis. For this unique hardware we were awarded a design patent.

We took the proactive step in 2002 to become a licensed manufacturer of MAThread® technology, which gives selected PEM and Atlas brand studs the added benefit of self-aligning threads and a competitive marketplace advantage, especially for fasteners specified in the automotive industry.

To this day, we retain the distinction of being the only self-clinching fastener manufacturer in the world to market and sell fastener installation equipment. In 2002 our PEMSERTER® Products Division assumed additional responsibility for the tooling and automation aspect of our StickScrew® and Atlas Engineering business units.

With all our fastener installation equipment "under one roof," we can apply and optimize our PEMSERTER engineering know-how across the board. In 2002 we saw the first results as we began to incorporate high-tech robotics into the installation processes for every fastening product line.

The year for Atlas Engineering was marked by the introduction of several new products for use in industry applications where access for attachment is limited. These included the first in a planned series of Atlas blind threaded studs and a specially designed threaded insert with a "pre-bulbed" slotted body for exceptional gripping strength upon installation.

Such abilities to develop new products and contribute application expertise to customers in a highly challenging environment underscored our continued belief that the Fastening segment of our business remains well-positioned for sustained growth in the years ahead.

(MAThread® is a trademark of MAThread Inc.)

Motors

Pittman LO-COG® brush-commutated and ELCOM® brushless DC motors are ideal for applications in a diverse range of industries, including data storage, medical/Biotech, semiconductor, automation, commercial aviation, hobby, and others requiring high performance and reliability. Our ability to customize motors to meet application-specific requirements provides added value to all Pittman products.



Several significant steps were taken last year to reinforce our global presence and to advance our position as a world-class supplier of motor products.

An acquisition pursued actively in 2002 was completed in February 2003, and yet another exciting chapter will be written in the history of Pittman: We acquired Maelux SA and its sole operating company, M.A.E. S.p.A. of Offanengo, Italy.

A well-respected European supplier of stepper, brush, and brushless DC motors, M.A.E.'s customer base includes manufacturers of medical equipment, textile machines, paper handling equipment, and imaging machines. The acquisition brings stepper motor technology to Pittman and augments our existing brush and brushless motor product lines.

In addition, Pittman now has a manufacturing site from which it can better serve its European customers and offer M.A.E.'s complete product line to its U.S.-based customers.

In other developments in 2002, we established Pittman Europe, a European sales office in Bournemouth, U.K. This will enhance service to Pittman's European distributor network and major customers throughout Europe.

New products last year included a unique 35mm Reflective Optical Sensing Encoder with an innovative PC board-based modular design and multi-tracked code discs. This new encoder (patent pending) offers unprecedented performance capabilities utilizing a minimum number of parts. Its PC board consists entirely of surface-mount components, which is customer-friendly by promoting flexibility in low tooling costs and quick turnaround to accommodate custom control electronics.

We anticipate that our capability to configure and mount various control electronics on PC boards, as we have accomplished with our new encoder, will further contribute to our well-earned reputation for innovation, quality, performance, and service.

Distribution

Our Arconix Group is a global distribution organization offering a single source of supply for component, hardware, safety and supply solutions. The manufacturers represented by Arconix are leaders in their respective industries and provide the quality products we demand for our own customers.



Arconix offers a full range of logistical and on-site inventory management services. Our VMI (Vendor Managed Inventory) programs (including Automatic Replenishing Control Systems, or ARCS®; Bar Coding; EDI; and Bin Stocking) enable our customers to reduce their total costs through our economies of scale, engineering representation, and quality departments. ARCS helps to ensure a continuous supply of product at the best landed cost possible while maximizing flexibility, minimizing liability, and continually improving quality.

Arconix customers represent an increasingly diverse range of industries, including electronics (computers, peripherals, aerospace guidance systems, cell phones, contract manufacturers, and sheet metal fabricators), medical, and recreational.

Today, manufacturing sites for end-products know few geographical boundaries. Products and devices are made around the world and often shift from one global venue to another. One of our goals is to ensure that components are available when, where, and in the quantities needed. We were able to make significant inroads in this area in 2002 by opening a new Arconix facility in Guadalajara, Mexico and most recently, in 2003, Shanghai, China.

Arconix Fastening & Distribution (Shanghai) Co. Ltd. is located in the Waigaoqiao Free Trade Zone in Shanghai, China. The site includes sales offices, warehousing, a Tech Center with testing facilities, and tool demo room and offers 15 franchised lines of components, equipment, and hardware, as well as other major lines.

Joining Arconix facilities in the United States, United Kingdom, Mexico, and Singapore, the site in China provides added capabilities to deliver timely and efficient solutions virtually anywhere in the world.

In 2002, we further expanded and deepened our product lines by adding a variety of safety-related gear previously unrepresented by Arconix but very much in demand.

With our expanded global reach, professional sales force, broad line of products, and timely integrated logistics and inventory-management programs, Arconix Group remains well-positioned to grow with our many customers.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

The Company operates in three reportable business segments. Our Fastener business segment, which accounted for 55.5% of consolidated net sales in 2002, includes the operations of PEM Fastening Systems, PEM Fastening Systems/Europe, and Atlas Engineering, Inc. This segment manufactures and sells PEM® brand and Atlas® brand fasteners, and PEMSERTER® fastener insertion machines. Our Motor segment, which accounted for 20.9% of consolidated net sales in 2002, consists of the Pittman operation where we manufacture and sell Pittman® dc motors. Our Distribution segment, which accounted for 23.6% of consolidated net sales in 2002, consists of the Arconix Group operation through which we sell a portion of our own manufactured products as well as complementary products from other manufacturers.

In total, the sale of fasteners and fastener-related products, including Arconix Group products, accounted for 79.1% of total product sales in 2002 compared to 81.9% in 2001 and 83.7% in 2000. Of the total 2002 fastener sales, telecommunications and datacommunications markets accounted for 20%, the computer market accounted for 20%, the automotive market accounted for 15%, and the remaining balance was distributed among other markets including medical, security, networking, and gaming. Motor sales, which accounted for approximately 20.9% of our consolidated net sales in 2002 compared to 18.1% in 2001 and 16.3% in 2000, are marketed in North America and Europe through independent distributors and sales representatives. Pittman primarily designs and manufactures its products, which consist primarily of brush and brushless dc motors, on a custom basis. Of the total 2002 motor sales, the data storage market accounted for 22%, the medical/biotech market accounted for 13%, the computer imaging market accounted for 7%, the semiconductor market accounted for 6%, and the balance was distributed among other markets including industrial automation, hobbyist, and other commercial and industrial products.

In 2002, 2001, and 2000, sales to customers located in the United States accounted for 67.2%, 70.0%, and 75.2%, respectively, of our consolidated net sales. During the same periods, foreign sales accounted for 32.8%, 30.0%, and 24.8%, respectively, of consolidated net sales. Our percentage of foreign sales continues to increase year by year due to our expansion of foreign distribution centers as we strive to service our global customer base who manufacture in many different countries around the world.

Critical Accounting Policies

The Company has identified a number of its accounting polices that it has determined to be critical. These critical accounting policies primarily relate to financial statement assertions that are based on the estimates and assumptions of management and the effect of changing those estimates and assumptions could have a material effect on our financial statements. The following is a summary of those critical accounting policies.

Inventories

The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method of accounting. Other inventories, representing approximately 69% and 65% of total inventories at December 31, 2002 and 2001, respectively, are priced on the first-in, first-out (FIFO) method. Reserves are recorded for obsolete, excess, and slow-moving inventories based on management's estimates about future demand and market conditions. At December 31, 2002, our inventory balance of $56,458,000 was net of a reserve for obsolete, excess, and slow-moving inventories of approximately $2,423,000. At December 31, 2001, our inventory balance of $61,646,000 was net of a reserve for obsolete, excess, and slow-moving inventory of approximately $2,238,000. If the estimated reserves for obsolete, excess, and slow-moving inventories are not sufficient based on actual future demand, additions to the reserves may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for trade receivables for which collectibility is uncertain. At December 31, 2002 and 2001, this allowance was approximately $830,000 and $834,000, respectively. In estimating uncollectible accounts, we consider factors such as current overall economic conditions, industry-specific economic conditions, and historical and anticipated customer performance. While we believe that our processes effectively address exposure for doubtful accounts, changes in the economy, industry, or specific customer conditions may require adjustments to the allowance.

Goodwill

As discussed in Note 4 to our Consolidated Financial Statements, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") "Goodwill and Other Intangible Assets" on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. At December 31, 2002, we had $27,047,000 of goodwill. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In estimating the fair value of the reporting units with recognized goodwill for the purposes of our fiscal 2002 financial statements, we made estimates and judgments about the future cash flows of these reporting units. Our cash flow forecasts were based on assumptions that are consistent with the plans and estimates we are using to manage the underlying businesses. In addition, we made certain judgments about allocating shared assets to the balance sheet for those reporting units. Based on our estimates, we have concluded that there is no impairment of our goodwill.

However, changes in these estimates could cause one or more of the reporting units to be valued differently in the future.

Pensions

The Company accounts for its defined benefit pension plan in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in the financial statements be determined on an actuarial basis. The most significant elements in determining our pension expense are pension liability discount rates and the expected return on plan assets. The pension discount rate reflects the current interest rate at which pension liabilities could be settled at the end of the year. At the end of each year, we determine the discount rate to be used to discount plan liabilities. In estimating this rate, we look to rates of return on high-quality, fixed-income investments. At December 31, 2002, we determined this rate to be 7.00%. Historically we have assumed that the expected long-term rate of return on plan assets will be 8.00%, and this expected rate of return has been used for many years. Although in the last two years pension plan assets have earned substantially less than 8.00%, over the long-term, we believe that the return assumption of 8.00% is reasonable, based on expectations about future returns. Should the downward trend in return on pension assets continue, future pension expense would likely increase. The net effect of changes in discount rate, as well as the effect of differences between the expected return and the actual return on plan assets have been deferred in accordance with SFAS No. 87 and will ultimately affect future pension expense.

Derivative Instruments and Hedging

The Company manages risks associated with foreign exchange rates and interest rates with derivative instruments. The Company does not use derivative instruments for trading or speculative purposes and only uses derivatives when there is an underlying exposure. The evaluation of hedge effectiveness is subject to assumptions based on the terms and the timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheet at fair value, which is generally based on quoted market prices.

Results of Operations

The following tables set forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales.

Years Ended December 31, *(Dollars in thousands)*	2002		2001		2000	
Net Sales						
Fasteners	$119,225	79.1%	$154,140	81.9%	$221,323	83.7%
Motors	31,576	20.9	34,038	18.1	43,240	16.3
Total	$150,801	100.0%	$188,178	100.0%	$264,563	100.0%
United States	$101,268	67.2%	$131,676	70.0%	$198,966	75.2%
Foreign	49,533	32.8	56,502	30.0	65,597	24.8
Total	$150,801	100.0%	$188,178	100.0%	$264,563	100.0%
Total Company						
Gross Profit	$ 46,582	30.9%	$ 58,758	31.2%	$ 93,463	35.3%
Selling, general & administrative expenses	42,188	28.0	45,476	24.2	51,900	19.6
Operating income	4,394	2.9	13,282	7.1	41,563	15.7
Net income	3,987	2.6	9,280	4.9	27,464	10.4

Year Ended December 31, 2002 vs. Year Ended December 31, 2001

Consolidated net sales for 2002 were $150.8 million, versus $188.2 million in 2001, a 19.9% decrease. Within the Fastener segment, net sales to outside customers were $83.6 million in 2002 compared to $118.1 million in 2001, a decrease of 29.2%. Fasteners sold within North America totaled approximately $57.5 million in 2002, or approximately 68.8% of total segment sales in 2002 compared to approximately $85.6 million in 2001, or approximately 72.5% of total segment sales in 2001. Fasteners sold within Europe totaled approximately $20.0 million in 2002, or approximately 23.9% of total segment sales in 2002 compared to approximately $27.4 million in 2001, or approximately 23.2% of total segment sales in 2001. Fasteners sold within the Asia-Pacific region (approximately 7.3% of total segment sales in 2002 and 4.3% of total segment sales in 2001) made up the remaining sales of the fastener segment. The major markets served by the Company experienced a steep decline during the second half of 2001 and showed only modest signs of recovery during 2002. In response, we initiated a program to reduce world-wide inventory levels to better balance current demand, as well as shift available inventory to the Asia-Pacific region as personal computer and electronics companies shifted production to that region due to favorable production cost advantages. Within the Distribution segment, net sales to outside customers were $35.6 million in 2002 compared to $36.0 million in 2001, a decrease of 1.2%. By geographic region, sales into North America (approximately 62.7% of total segment sales in 2002) decreased 8.6% from 2001 to 2002, sales into Europe (approximately 23.5% of total segment sales in 2002) decreased 4.5% from 2001 to 2002, while sales into the Asia-Pacific region (approximately 13.8% of total segment sales in 2002) increased 73.9% from 2001 to 2002. We opened a new distribution warehouse in Shanghai, China in 2002 to serve more effectively the market growth in the Asia-Pacific region. Within the Motor segment, net sales to outside customers were $31.6 million in 2002 compared to $34.0 million in 2001, a decrease of 7.2%. Sales to customers outside North America accounted for 14.6% of total sales dollars in 2002 compared to 15.5% in 2001. The number of motors sold decreased 11.3% in 2002 compared to 2001, while the average selling price increased 4.6% during the same period. The largest sales declines occurred in the data storage market and the semiconductor market, which were most effected by the 2001 recession. However, fourth quarter 2002 sales volume was an average of 8.5% greater than any of the previous three quarters during 2002.

Consolidated gross profit was $46.6 million in 2002, versus $58.8 million in 2001, a 20.7% decrease. The Fastener segment gross profit decreased 34.4% in 2002 compared to 2001, the Distribution segment gross profit decreased 11.1% during the same period, while the Motor segment's gross profit remained the same from year to year. Due to the decreasing sales volume, we continued our cost reduction programs that were started in late 2001, which included a workforce reduction of approximately 13.2% during 2002. Gross profit margins in the Fastener segment were also negatively impacted by our inventory reduction program which resulted in under used capacity as production was curtailed. The Motor segment was able to reduce costs by outsourcing certain sub-assemblies.

Consolidated selling, general, and administrative ("SG&A") expenses for 2002 were $42.2 million, versus $45.5 million for 2001, a 7.2% decrease. Included in the SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the closing of our Virginia manufacturing facility in December 2001 as well as $1.4 million of goodwill amortization. We incurred approximately $428,000 of costs to establish our new distribution centers in Mexico and China in 2002. Also, we continued to install our distribution software system at our Arconix sites around the world, resulting in greater depreciation expense in 2002.

Consolidated net income for 2002 was $4.0 million, versus $9.3 million for 2001. In 2002, we benefited from favorable foreign currency exchange rates that resulted in income of approximately $411,000. The effective income tax rate decreased in 2002 compared to 2001 mainly due to an increased tax benefit from our foreign sourced income.

Year Ended December 31, 2001 vs. Year Ended December 31, 2000

Consolidated net sales for 2001 were $188.2 million, versus $264.6 million in 2000, a 28.9% decrease. Fastener sales decreased 30.4% from 2000 to 2001 while motor sales decreased 21.3% during the same period. Within the Fastener and Distribution operations, the number of fasteners sold decreased 30.6% from 2000 to 2001. Price increases, averaging 3.2%, were put into effect in the fourth quarter of 2000; however, the full effect of these increases were mitigated by currency fluctuations in Europe. The number of fastener units sold within North America, approximately 65.4% of total fasteners sold in 2001, decreased 38.2% from 2000 to 2001 mainly due to the economic slowdown which began early in the year in the personal computer, telecommunications, server, and electronics markets. The number of fastener units sold into Europe, approximately 28.4% of total fasteners sold in 2001, decreased 5.5% from 2000 to 2001. Even though the European economy remained steady during the first half of 2001, the 2001 recession ultimately effected this market during the latter half of the year. Fasteners sold into the Asia-Pacific market, approximately 6.2% of total fasteners sold in 2001, decreased 24.9% from 2000 to 2001. Electronics production in this region has declined significantly as a result of the slowdown in the computer market due to continued weak demand and excessive inventory. The number of motors sold decreased 17.8% in 2001 compared to 2000, while the average selling price decreased 4.3% during the same period. The largest sales declines occurred in the data storage and semiconductor markets, which were most affected by the 2001 recession. The decline in the average selling price was mainly due to an increase in the number of lower priced brush motors sold in 2001.

Consolidated gross profit was $58.8 million in 2001, versus $93.5 million in 2000, a 37.1% decrease. The Fastener and Distribution segments' gross profits decreased 37.8% in 2001 compared to 2000 while the Motor segment's gross profit decreased 32.8% during the same period. Due to the decreasing sales volume, we implemented cost reduction measures during the latter half of 2001, which included the closing of our Suffolk, Virginia manufacturing facility and a workforce reduction. Due to the suddenness of the slowdown and the excessive amount of inventory on hand at many of our distributors, we were forced to curtail production to a level in which fixed costs contributed to a much greater unit cost than in the prior year.

Consolidated SG&A expenses for 2001 were $45.5 million, versus $51.9 million for 2000, a 12.4% decrease. Included in the SG&A expense for 2001 are approximately $1.2 million of severance costs incurred in connection with the workforce reduction mentioned above. Excluding these severance costs, SG&A as a percent of net sales was 23.5% in 2001 compared to 19.6% in 2000. We adjusted our SG&A spending level to the reduced sales demands through staff reductions and tighter control over spending; however, this did not occur in time to overcome increased legal, professional, and corporate expenses.

Consolidated net income for 2001 was $9.3 million, versus $27.5 million for 2000. In 2001, the Company incurred $2.4 million of interest and goodwill expenses versus $1.9 million in 2000. Interest income declined $240,000 for 2001 compared with 2000 due to lower returns and less cash for investment. The effective income tax rate decreased in 2001 compared to 2000 mainly due to an increased tax benefit from our foreign sales corporation.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2002 were $20.9 million compared to $8.4 million at December 31, 2001. Working capital totaled $76.0 million at December 31, 2002 compared to $80.5 million at December 31, 2001.

Net cash of $24.1 million was provided by operating activities for the year ended December 31, 2002 compared to $12.4 million provided by operating activities for the year ended December 31, 2001. During the year ended December 31, 2002, non-cash items totaled $12.3 million while decreases in inventory and accounts receivable provided an additional $7.8 million in cash. There has been a strong focus on improved accounts receivable collections and on managing world wide inventory levels during 2002 and this will continue into 2003. In addition, we received over $5.0 million in income tax refunds due to overpayments of estimated taxes in 2001.

Net cash used in investing activities totaled $2.2 million for the year ended December 31, 2002 compared to $27.2 million for the year ended December 31, 2001. We significantly curtailed capital expenditures during 2002 because of the downturn in business activity. Capital expenditures are expected to remain low during the coming year until signs of a solid economic recovery are realized. While there were no business acquisitions in 2002, in February of 2003, we acquired an Italian motor manufacturer for approximately $9.7 million in cash (see Note 14 to the consolidated financial statements).

Net cash used in financing activities totaled $9.3 million for the year ended December 31, 2002 compared to net cash provided by financing activities of $19.5 million for the year ended December 31, 2001. Because of the decreased capital expenditures and lack of business acquisition activity in 2002, we repaid $4.7 million of short-term debt and reacquired $650,000 of our outstanding capital stock. Despite the economic downturn and its impact on our earnings, our strong cash and working capital position have allowed for the continued payment of cash dividends of $5.2 million for the year ended December 31, 2002. As a result, our dividend per share exceeded earnings per share for the year. Our earnings per share have historically exceeded dividends declared and paid, and we expect this to be the case in the future as the business climate recovers.

The Company's main contractual obligations are the repayment of its short-term debt (see Note 6 to the consolidated financial statements) and the payment of operating lease commitments covering certain automobiles, office space, and office equipment (see Note 12 to the consolidated financial statements). We anticipate that existing capital resources and cash flow generated from future operations as well as existing short-term lines of credit will enable us to fully fund our current level of operations and our planned growth for the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates.

The Company has manufacturing and sales activities in foreign locations. The Company currently manufactures its products in the United States and Ireland and sells those products in those markets as well as throughout Europe, North America, and the Asia-Pacific region. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are primarily exposed to changes in exchange rates between the U.S. dollar and the Euro, British pound sterling, and Singapore dollar. Generally, when the U.S. dollar strengthens against these foreign currencies, the value of nonfunctional currency sales decreases. When the U.S. dollar weakens, the value of functional currency sales increases.

To mitigate a portion of the short-term effect of changes in the exchange rate between the U.S. dollar and the Euro and British pound sterling on the Company's sales, the Company regularly hedges forecasted sales by entering into foreign exchange forward and option contracts. The Company's risk management objective is to reduce its exposure to the effect of changes in exchange rates on sales revenue over quarterly time horizons. To a certain extent, foreign currency rate movements also affect the Company's competitive position as compared to non-U.S. based competitors. The Company's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk, and not as speculative investments.

Annually, the Company's financial officers approve the outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (i.e., long, short, balanced) for those currencies where there is significant activity. These officers receive reports on open foreign currency hedges on a regular basis. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange practices, including the use of derivative financial instruments, are reviewed with the Audit Committee of the Company's Board of Directors at least annually.

At December 31, 2002, the Company has foreign currency forward contracts to deliver €12,500,000 and £3,000,000 for U.S. dollars at various dates during 2003. As a result of the weakening of the U.S dollar against these currencies since the date the forward contracts were entered into in 2002, the fair value of these contracts is ($680,000) at December 31, 2002. Such amount is included in accrued expenses and accumulated other comprehensive income (loss) in the December 31, 2002 Consolidated Balance Sheet. The ultimate gain or loss on the forward contracts will be recognized in 2003 earnings when the forecasted sales occur or when it becomes probable that the forecasted sales will not occur. At December 31, 2001, the Company had foreign currency option contracts to deliver €230,000 and £1,000,000 for U.S. dollars at various dates during 2002. The fair value of these contracts was not material at December 31, 2001.

Considering both the forecasted 2003 cash flows from sales denominated in a foreign currency and the foreign currency derivative instruments in place at December 31, 2002, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not materially adversely affect expected 2003 earnings or cash flows. This analysis is dependent on actual non-functional currency sales during 2003 occurring within at least 90% of the budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect that this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effect mentioned above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others strengthen.

The Company does not believe that its earnings will be exposed to changes in short-term interest rates because the Company entered into interest rate swap agreements early in 2002 for substantially all of its short and long-term debt. A small portion of current debt as well as any additional debt incurred in 2003, for working capital or acquisitions, may affect the Company's earnings due to potential interest rate risk. The fair values of the Company's bank loans are not significantly affected by changes in market interest rates. The change in fair value of the Company's long-term debt resulting from a hypothetical 10% change in interest rates is not material.

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 under the Private Securities Litigation Reform Act of 1995, are made throughout this Management's Discussion and Analysis. The Company's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that may significantly affect expected results. For example, operating results may be affected by external factors such as: changes in laws and regulations, changes in accounting standards, fluctuations in demand in markets served by the Company, particularly the computer and telecommunications markets, fluctuations in the cost and availability of the supply chain resources, and foreign economic conditions, including currency rate fluctuations.

Selected Financial Data

Years Ended December 31,	2002	2001	2000	1999	1998
(Dollars in thousands except per share amounts)					
Net sales	$150,801	$188,178	$264,563	$198,074	$179,687
Cost of products sold	104,219	129,420	171,100	135,521	124,468
Provision for income taxes	326	3,063	13,175	8,610	7,620
Net income	3,987	9,280	27,464	17,090	16,580
Capital expenditures	2,816	13,083	13,174	11,453	8,315
Depreciation and amortization	10,931	11,710	10,518	8,901	8,064
Total assets	224,979	228,826	209,996	201,544	164,168
Long-term debt	-	12,000	-	15,000	-
Stockholders' equity	183,217	180,426	176,288	152,880	142,052
Working capital	$ 76,022	$ 80,545	$ 78,536	$ 74,490	$ 73,657
Number of employees (at year end)	1,166	1,344	1,657	1,489	1,423
Number of stockholders of record (at year end):					
PNN	591	510	487	525	572
PNNA	347	355	373	407	446
Average number of common shares outstanding used to compute per share information (in thousands)[1]:					
Basic	17,375	17,268	17,152	17,276	17,266
Diluted	17,605	17,647	17,424	17,307	17,318
Per share information[1]:					
Net income - basic	$ .23	$ .54	$ 1.60	$ .99	$ .96
Net income - diluted	.23	.53	1.58	.99	.96
Stockholders' equity	10.54	10.45	10.28	8.85	8.23
Dividends declared	.28	.32	.26	.24	.23

(1) Share and per share information is adjusted to reflect a two-for-one stock split on May 1, 2001.

Selected Quarterly Financial Data

2002 Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
(Unaudited, dollars in thousands except per share amounts)					
Net sales	$35,331	$38,004	$38,112	$39,354	$150,801
Gross profit	11,308	11,374	12,117	11,783	46,582
Net income	371	988	1,000	1,628	3,987
Net income per share-basic	.02	.06	.06	.09	.23
Net income per share-diluted	.02	.06	.06	.09	.23
Dividends declared per share	.08	.08	.06	.06	.28
Market prices per share:					
Common Stock (PNN)					
High	20.45	20.10	16.91	15.22	20.45
Low	14.73	14.95	8.68	10.00	8.68
Class A Common Stock (PNNA)					
High	19.20	18.90	16.25	13.30	19.20
Low	15.00	15.80	11.00	9.98	9.98

2001 Quarters Ended	Mar. 31	June 30	Sept. 30	Dec. 31	Total Year
(Unaudited, dollars in thousands except per share amounts)					
Net sales	$68,127	$52,079	$36,616	$31,356	$188,178
Gross profit	23,864	16,550	11,105	7,239	58,758
Net income (loss)	7,555	3,678	819	(2,772)	9,280
Net income (loss) per share-basic	.44	.21	.05	(.16)	.54
Net income (loss) per share-diluted	.43	.21	.05	(.16)	.53
Dividends declared per share	.08	.08	.08	.08	.32
Market prices per share:					
Common Stock (PNN)					
High	22.00	21.15	18.25	17.75	22.00
Low	17.03	17.50	14.20	14.70	14.20
Class A Common Stock (PNNA)					
High	19.95	18.55	17.50	17.55	19.95
Low	15.31	16.95	14.51	14.41	14.41

All per share amounts above have been adjusted for the two-for-one stock split on May 1, 2001.
The Common Stock and Class A Common Stock of Penn Engineering & Manufacturing Corp. are traded on the New York Stock Exchange. Symbols: PNN and PNNA.

Consolidated Balance Sheets

December 31, (Dollars in thousands)	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 20,927	$ 8,421
Short-term investments	233	717
Accounts receivable (less allowance for doubtful accounts – 2002, $830; 2001, $834)	25,373	26,648
Inventories	56,458	61,646
Refundable income taxes	1,939	5,650
Other current assets	1,641	1,759
Total current assets	106,571	104,841
Property – at Cost:		
Land and improvements	8,687	8,354
Buildings and improvements	43,887	42,567
Machinery and equipment	122,297	119,180
Total	174,871	170,101
Less accumulated depreciation	88,202	77,168
Total property – net	86,669	92,933
Goodwill, Net	27,047	25,860
Other Assets	4,692	5,192
Total Assets	$ 224,979	$ 228,826
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 3,817	$ 4,146
Bank debt	20,000	12,664
Dividends payable	1,042	1,386
Accrued expenses:		
Profit sharing	–	1,114
Payroll and commissions	3,087	2,242
Other	2,603	2,744
Total current liabilities	30,549	24,296
Accrued Pension Cost	3,778	5,934
Deferred Income Taxes	7,435	6,170
Long-Term Bank Debt	–	12,000
Stockholders' Equity:		
Common Stock – authorized 50,000,000 shares of $.01 par value each; Issued 14,784,482 shares in 2002 and 14,688,112 shares in 2001	148	147
Class A Common Stock – authorized 10,000,000 shares of $.01 par value each; Issued 3,544,050 shares in 2002 and 2001	35	35
Additional paid-in capital	40,682	39,424
Retained earnings	148,211	149,090
Accumulated other comprehensive income (loss)	227	(2,834)
Total	189,303	185,862
Less cost of treasury stock – 956,368 shares in 2002 and 913,662 shares in 2001	(6,086)	(5,436)
Total stockholders' equity	183,217	180,426
Total Liabilities and Stockholders' Equity	$ 224,979	$ 228,826

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Income

Years ended December 31, (Dollars in thousands except share and per share amounts)	2002	2001	2000
Net sales	$150,801	$188,178	$264,563
Cost of products sold	104,219	129,420	171,100
Gross profit	46,582	58,758	93,463
Selling expenses	19,621	20,799	28,329
General and administrative expenses	22,567	24,677	23,571
Operating income	4,394	13,282	41,563
Other (expense) income:			
Interest income	322	295	535
Interest expense	(845)	(985)	(745)
Other, net	442	(249)	(714)
Total other (expense) income	(81)	(939)	(924)
Income before income taxes	4,313	12,343	40,639
Provision for income taxes	326	3,063	13,175
Net income	$ 3,987	$ 9,280	$ 27,464
Net income per share basic	$ .23	$ .54	$ 1.60
Weighted average shares outstanding	17,375,497	17,268,300	17,151,682
Net income per share diluted	$ .23	$ .53	$ 1.58
Weighted average shares outstanding	17,375,497	17,268,300	17,151,682
Net effect of dilutive securities	229,764	379,116	272,226
Total shares outstanding used in computing diluted earnings per share	17,605,261	17,647,416	17,423,908

See the accompanying notes to consolidated financial statements.

Statements of Changes in Consolidated Stockholders' Equity

(Dollars in thousands except per share amounts)	Common Stock	Class A Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1999	$145	$35	$36,966	$(5,436)	$122,335	$(1,165)	$152,880
Net income for 2000					27,464		27,464
Increase in unrealized investment loss reserve						(14)	(14)
Foreign currency translation adjustment						(263)	(263)
Comprehensive income – total							27,187
Dividends declared – $.26 per share					(4,460)		(4,460)
Stock issued under employee stock purchase plan and stock option plan	1		680				681
Balance at December 31, 2000	146	35	37,646	(5,436)	145,339	(1,442)	176,288
Net income for 2001					9,280		9,280
Increase in unrealized investment loss reserve						(2)	(2)
Foreign currency translation adjustment						(1,390)	(1,390)
Comprehensive income – total							7,888
Dividends declared – $.32 per share					(5,529)		(5,529)
Stock issued under employee stock purchase plan and stock option plan	1		1,778				1,779
Balance at December 31, 2001	147	35	39,424	(5,436)	149,090	(2,834)	180,426
Net income for 2002					3,987		3,987
Decrease in unrealized investment loss reserve						84	84
Foreign currency translation adjustment						3,603	3,603
Unrealized loss on derivative instruments						(626)	(626)
Comprehensive income – total							7,048
Dividends declared – $.28 per share					(4,866)		(4,866)
Stock issued under employee stock purchase plan and stock option plan	1		1,258				1,259
Purchase of treasury stock				(650)			(650)
Balance at December 31, 2002	$148	$35	$40,682	$(6,086)	$148,211	$ 227	$183,217

See the accompanying notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Years ended December 31, (Dollars in thousands)	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 3,987	$ 9,280	$ 27,464
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	10,918	10,267	9,407
Amortization	13	1,443	1,111
Deferred income taxes	1,592	995	148
Foreign currency transaction (gains) losses	(414)	933	–
Loss on disposal of property	31	284	79
Loss on disposal of investments	137	–	–
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	1,922	16,035	(4,856)
Decrease (increase) in inventories	5,857	(14,880)	(3,424)
Decrease (increase) in refundable income taxes	3,656	(5,404)	–
Decrease (increase) in other current assets	155	3,439	(3,096)
Decrease in other assets	500	500	–
(Decrease) increase in accounts payable	(364)	(6,920)	719
(Decrease) increase in accrued expenses	(1,696)	(3,536)	3,040
Decrease in accrued pension costs	(2,156)	(31)	(553)
Net cash provided by operating activities	24,138	12,405	30,039
Cash Flows from Investing Activities:			
Property additions	(2,816)	(13,083)	(13,174)
Acquisitions of businesses (net of cash acquired)	–	(16,707)	(1,791)
Additions to available-for-sale investments	(46)	–	–
Proceeds from sale of held-to-maturity investments	–	2,344	6,474
Proceeds from sale of available-for-sale investments	531	–	–
Proceeds from sale of property	130	243	206
Net cash used in investing activities	(2,201)	(27,203)	(8,285)
Cash Flows from Financing Activities:			
Net short-term debt (repayments) borrowings	(4,664)	9,881	(3,067)
Long-term debt borrowings (repayments)	–	12,000	(15,653)
Issuance of common stock	1,259	1,779	681
Dividends paid	(5,210)	(4,143)	(4,460)
Acquisition of treasury stock	(650)	–	–
Net cash (used in) provided by financing activities	(9,265)	19,517	(22,499)
Effect of exchange rate changes on cash	(166)	152	64
Net increase (decrease) in cash and cash equivalents	12,506	4,871	(681)
Cash and cash equivalents at beginning of year	8,421	3,550	4,231
Cash and cash equivalents at end of year	$ 20,927	$ 8,421	$ 3,550
Supplemental Cash Flow Data:			
Cash paid during the year for:			
Income taxes	$ 246	$ 6,728	$ 14,086
Interest	845	985	745

See the accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001, and 2000

Note 1: Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of PennEngineering and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Short-Term Investments

Management determines the appropriate classifications of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Bonds and commercial paper investments are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Bonds are stated at amortized cost. Securities not classified as held-to-maturity have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. The fair value of all securities is determined based upon the current value quoted on public exchanges. Investments are classified as short-term if the maturities at December 31 are less than one year.

Inventories

The Company's domestic fastener inventories are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 69% and 65% of total inventories at December 31, 2002 and 2001, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

Property

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures, and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income. As of December 31, 2001, the Company ceased operations at its Suffolk, Virginia fastener manufacturing plant and has reclassified $2,192,000 from property to other assets. This amount represents the net book value of the building which is currently held for sale. The Company expects that the building will be sold in 2003.

Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. The Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" on January 1, 2002. Goodwill and certain other intangible assets having indefinite lives, which were previously amortized on a straight-line basis over 20 years, are no longer permitted to be amortized to earnings, but instead are subject to periodic testing for impairment. Accumulated amortization was $2,834,000 and $2,777,000 at December 31, 2002 and 2001, respectively. The change in the accumulated amortization resulted from fluctuations in foreign currency exchange rates. The Company tests goodwill for impairment using the two-step process prescribed by SFAS No. 142. The first step tests for potential impairment, while the second step measures the amount of impairment, if any. The Company uses a discounted cash flow analysis to complete the first step in this process.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements, and other interest bearing accounts withdrawable on a daily basis.

Research and Development Costs

The Company expenses all research and development costs as incurred.

Foreign Currency Translation

The effect of translating the financial statements of the Company's foreign subsidiaries is recorded as a separate component of other comprehensive income (loss) in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Values of Financial Instruments

At December 31, 2002, the Company has the following financial instruments: cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses, and lines of credit. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value because of their short-term nature. Short-term investments include available-for-sale securities whose carrying value approximates fair value based on quoted market prices. The carrying amounts of the lines of credit approximate fair value because the interest rates are reflective of rates that the Company would be able to obtain on debt with similar terms and conditions.

Capital Stock

The Company's capital stock consists of $.01 par value Common Stock and $.01 par value Class A Common Stock. Holders of Class A Common Stock have one vote per share, while holders of Common Stock have no votes. All other rights of the Common Stock and Class A Common Stock, including rights with respect to dividends, stock splits, the consideration payable in a merger or consolidation, and distribution upon liquidation, are the same.

Revenue Recognition

The Company's revenues are recorded at the time the products are shipped.

Concentrations of Credit Risk

The Company has operations and affiliates in the United States, the United Kingdom, Ireland, Italy, Singapore, Mexico, and China. The Company performs ongoing credit evaluations of its customers' financial condition, and except where risk warrants, requires no collateral. The Company may require, however, prepayment terms for certain customers. Short-term investments are placed with high credit quality financial institutions. The Company limits the amount of credit exposure in any one institution or single investment.

Accounting for Stock Options

The Company follows Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB 25, if the exercise price of stock options granted equals or exceeds the market price of the underlying common stock on the date of grant, no compensation expense is recognized. Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") requires pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The 2002, 2001, and 2000 grants had the following common assumptions, expected life of 6 years, and a dividend yield of 2%. The 2002 grants had an assumed volatility of 33% while the 2001 and 2000 grants had an assumed volatility of 30%. The 2002, 2001, and 2000 grants assumed a risk free interest rate of 3.56 %, 4.40%, and 5.35%, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation costs for the Company's plans been determined based on the fair value at the grant date for awards under these plans consistent with the method of SFAS No. 123, the impact on the Company's financial results would have been as follows:

	2002	2001	2000
(Dollars in thousands except per share amounts)			
Net income as reported	$ 3,987	$ 9,280	$27,464
Pro forma compensation cost, net of tax	(1,175)	(1,130)	(817)
Pro forma net income	$ 2,812	$ 8,150	$26,647
Basic earnings per share:			
As reported	$ .23	$ .54	$ 1.60
Pro forma	.16	.47	1.55
Diluted earnings per share:			
As reported	.23	.53	1.58
Pro forma	.16	.46	1.53

Net Income Per Share

Basic and diluted earnings per share are calculated in accordance with FASB Statement No. 128, "Earnings Per Share." Basic earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year, and diluted earnings per share is calculated by dividing net income by the weighted average shares outstanding for the year plus the dilutive effect of stock options. All share and per share amounts have been adjusted to account for the two-for-one stock split in the form of a 100% stock dividend that was issued on May 1, 2001.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments and hedging activities under the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedges in which the Company is hedging firmly committed sales denominated in a foreign currency, changes in the fair value of the derivative instrument are recognized currently in income along with changes in the fair value of the firmly committed sales. The Company had no fair value hedges outstanding at December 31, 2002 or 2001. For foreign currency cash flow hedges in which the Company is hedging the variability of cash flows related to forecasted foreign currency denominated sales, changes in the fair value of the derivative instruments are reported in other comprehensive income. Gains and losses on derivatives that are reported in other comprehensive income are reclassified as earnings or losses in the periods in which the forecasted transactions occur. The Company also uses interest rate swap agreements to modify variable rate obligations to fixed rate obligations, thereby reducing exposure to interest rate fluctuations. The interest rate swaps are also designated as cash flow hedges. The ineffective portion, if any, of all hedges is recognized currently in earnings.

Reclassifications

Certain reclassifications have been made to prior year amounts and balances to conform with the 2002 presentation.

Note 2: Short-term Investments

Available-for-Sale – Unrealized losses were $11,000, net of taxes of $7,000, at December 31, 2002, and were $ 95,000, net of taxes of $61,000, at December 31, 2001. The following is a summary of the estimated fair value of short-term available-for-sale securities:

December 31,	2002	2001
(Dollars in thousands)		
Common stock mutual funds	$ –	$ 535
State and municipal bond funds	233	182
Total	$ 233	$ 717

Note 3: Inventories

Inventories consist of the following:

December 31,	2002	2001
(Dollars in thousands)		
Raw material	$ 4,566	$ 5,697
Tooling	4,926	4,330
Work-in-process	7,935	10,417
Finished goods	39,031	41,202
Total	$ 56,458	$ 61,646

If the FIFO method of inventory valuation had been used for all inventories held by the Company, inventories at December 31, 2002 and 2001 would have been $10,100,000 and $10,618,000 higher, respectively.

Long-term tooling inventory, totaling $2,500,000 at December 31, 2002 and $3,000,000 at December 31, 2001, is included in Other Assets.

Note 4: Goodwill and Intangible Assets

In connection with the Company's adoption of SFAS No. 142 on January 1, 2002, the Company reviewed the classification of its goodwill and other intangible assets and discontinued amortization of goodwill. The Company also tested goodwill for impairment on January 1, 2002 by comparing the fair values of the Company's reporting units to their carrying values and determined that there was no goodwill impairment at that time. The Company conducted the required annual impairment review as of October 1, 2002 and also determined that there was no goodwill impairment as of that date.

The changes in the carrying value of goodwill for 2001 and 2002 by reporting unit are as follows:

	Fasteners	Distribution	Motors	Consolidated
(Dollars in thousands)				
Balance as of December 31, 2000	$11,393	$9,134	$43	$20,570
Goodwill acquired during 2001	7,105	–	–	7,105
Goodwill amortized during 2001	(914)	(487)	(2)	(1,403)
Impact of foreign currency exchange rate fluctuations	(412)	–	–	(412)
Balance as of December 31, 2001	17,172	8,647	41	25,860
Impact of foreign currency exchange rate fluctuations	1,187	–	–	1,187
Balance as of December 31, 2002	$18,359	$8,647	$41	$27,047

A reconciliation of previously reported net income and earnings per share, to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect, is as follows:

	2002	2001	2000
(Dollars in thousands except per share amounts)			
Reported net income	$ 3,987	$ 9,280	$27,464
Add: Goodwill amortization	–	1,403	1,095
Tax impact	–	(407)	(355)
Adjusted net income	$ 3,987	$10,276	$28,204
Adjusted earnings per share – basic	$ .23	$ .60	$ 1.64
Adjusted earnings per share – diluted	$ .23	$ .58	$ 1.62

Note 5: Acquisitions

On February 5, 2001, the Company acquired all of the issued and outstanding capital stock of Precision Steel Holdings Limited (whose name was changed to PEM Fastening Systems/Europe Holdings Limited in March 2002) and its subsidiary, Precision Steel Components Limited (whose name was changed to PEM Fastening Systems/Europe Limited in February 2002). The acquisition was accounted for using the purchase method. The purchase price of approximately $17,436,000 consisted of cash, the assumption of certain liabilities, and acquisition – related expenses. The results of the operations of these companies have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable – $812,000, inventory – $370,000, property – $9,039,000, other current assets – $110,000, and goodwill – $7,105,000.

On April 10, 2000, the Company acquired all of the issued and outstanding capital stock of Atlas Engineering, Inc. The acquisition was accounted for using the purchase method. The purchase price of approximately $4,000,000 consisted of cash, the assumption of certain liabilities, and acquisition-related expenses. The results of the operations of Atlas Engineering, Inc. have been included in the accompanying consolidated statements of income since the acquisition date. The purchase price was allocated to: accounts receivable – $671,000, inventory – $322,000, other current assets – $29,000, property – $985,000, and goodwill – $1,965,000.

Note 6. Bank Debt

As of December 31, 2002, the Company has three unsecured line-of-credit facilities available. All lines-of-credit bear interest at interest rate options provided in the facilities and are reviewed annually by the banks for renewal. The first facility is a working capital facility that permits maximum borrowings of $7,000,000 due on demand. At December 31, 2002, there was no outstanding amount on this facility. The second facility is a general facility that allows for borrowings up to $40,000,000. As of December 31, 2002, there was no outstanding amount on this facility. The third facility allows for borrowings of up to $12,000,000. A $12,000,000 term loan is currently outstanding on this facility at a rate of 3.6% (3.1% after giving effect to interest rate swaps). This loan is payable in 12 equal monthly installments commencing January 31, 2003 with the final payment due and payable on December 31, 2003. Therefore, this loan is classified as current at December 31, 2002.

In addition to the above facilities, the Company has a committed line of credit that permits borrowings of up to $8,000,000. At December 31, 2002, $8,000,000 bearing interest at 2.53% (3.35% after giving affect to interest rate swaps) was outstanding on this facility and was classified as short-term debt.

These line of credit facilities require the Company to comply with certain financial covenants. At December 31, 2002, the Company was in compliance with all financial covenants.

Note 7: Pension and Profit Sharing Plans

The Company has a defined benefit pension plan covering all eligible employees in the United States. Effective January 1, 2002, the plan was converted to a cash balance plan for all eligible employees. Participants were credited with an initial account balance equal to the present value of their accrued benefit as determined under the plan in effect on December 31, 2001. At the end of each Plan Year, participants receive pay credits equal to a percentage of annual compensation, and participant accounts are also credited with annual interest based on a one-year constant maturity Treasury bill plus 1%, equal to 2.56% in 2002. The percentage of annual compensation credited to participant accounts is based on the participants' age and length of service with the Company. Participants whose age and years of benefit service as of December 31, 2001 totaled 45 or more will have their pension benefit calculated under both the old and new formula and will automatically receive the higher of the two. The Company's policy is to fund at least the minimum amount required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. The following table sets forth the financial status of the plan:

December 31,	2002	2001
(Dollars in thousands)		
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 40,188	$ 34,179
Service cost	2,261	2,748
Interest cost	2,638	2,680
Actuarial loss	(209)	3,902
Benefits paid	(2,279)	(1,631)
Plan amendments	(1,099)	–
Divestitures, curtailments, or settlements	–	(1,690)
Benefit obligation at end of year	$ 41,500	$ 40,188
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 29,552	$ 29,505
Actual return on assets	(3,071)	(1,322)
Employer contributions	4,537	3,000
Benefits paid	(2,279)	(1,631)
Fair value of plan assets at end of year	$ 28,739	$ 29,552
Funded status	$(12,761)	$(10,636)
Unrecognized actuarial loss	10,046	4,758
Unamortized prior service cost	(1,063)	(56)
Accrued pension cost	$ (3,778)	$ (5,934)

Years ended December 31,	2002	2001	2000
(Dollars in thousands)			
Net pension costs included the following components:			
Service cost	$ 2,261	$ 2,748	$ 2,249
Interest cost	2,638	2,680	2,257
Expected return on plan assets	(2,385)	(2,379)	(2,442)
Net amortization and deferral	(92)	(80)	(311)
Net periodic pension cost	$ 2,422	$ 2,969	$ 1,753

The weighted-average assumptions used as of December 31 were as follows:

	2002	2001
Discount rate	7.00%	7.25%
Expected return on plan assets	8.00	8.00
Rate of compensation increase	5.25	5.25

The Company has a profit sharing plan covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $1,463,000 in 2002, $4,114,000 in 2001, and $5,088,000 in 2000. The Company also provides retirement benefits to all eligible participants at its foreign operations.

Note 8: Stock Options and Stock Purchase Plan

The Company currently has three fixed stock option plans: the 1996 Equity Incentive Plan, the 1998 Stock Option Plan for Non-Employee Directors, and the 1999 Employee Stock Option Plan. The 1996 Equity Incentive Plan and the 1999 Employee Stock Option Plan provide for the granting of options to eligible employees of the Company. The 1998 Stock Option Plan for Non-Employee Directors provides for the granting of options to eligible directors. All Plans provide for the granting of options that do not qualify as incentive stock options under the Code (Non-Qualified Stock Options). The Company is authorized under the Plans to grant options for shares of the Company's non-voting Common Stock not to exceed in the aggregate: 1,000,000 shares for the 1996 Equity Incentive Plan, 200,000 shares for the 1998 Stock Option Plan for Non-Employee Directors, and 2,000,000 shares for the 1999 Employee Stock Option Plan. The Plans provide for the granting of options with exercise prices equal to the closing market price of the Company's non-voting Common Stock on the date of the grant with a maximum term of ten years. All options granted under these Plans vest in four equal installments commencing on the first, second, third, and fourth anniversaries of the grant date of the option.

A summary of the Company's option activity, and related information for the years ended December 31, 2000, December 31,2001 and December 31, 2002 is as follows:

	Options	Weighted-Average Exercise price
Outstanding – December 31,1999	1,211,320	$11.65
Granted	469,380	18.06
Exercised	24,852	10.44
Canceled	40,208	12.04
Outstanding – December 31, 2000	1,615,640	13.62
Granted	462,100	16.58
Exercised	99,886	11.56
Canceled	45,268	15.33
Outstanding – December 31, 2001	1,932,586	14.33
Granted	435,760	11.70
Exercised	66,620	12.07
Canceled	113,985	16.17
Outstanding – December 31, 2002	2,187,741	13.76
Exercisable at December 31, 2002	1,148,239	13.10
Weighted-average fair value of options granted during 2002	$3.62	
Weighted-average remaining life of options outstanding at December 31, 2002	7.57 years	

A summary of the status of the Company's stock options at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$8.00–$12.00	860,351	7.60	$11.02	424,591	$10.32
$12.01–$16.00	512,070	6.12	$12.74	423,670	$12.75
$16.01–$20.00	815,320	8.45	$17.30	299,978	$17.54

The Company also has one stock purchase plan, the 1996 Employee Stock Purchase Plan (the "Purchase Plan") that provides for the purchase of the Company's non-voting Common Stock by eligible employees of the Company. The Purchase Plan commenced on October 1, 1996 and has a term of ten years with twenty semi-annual subscription periods. During its term, the Purchase Plan permits employees to purchase the Company's non-voting Common Stock on a regular basis through payroll deductions, not exceeding 10% of base wages, at a 10% discount from the lower of the market price on the last trading day before the first day of the subsequent subscription period or on the last trading day of such subscription period. The maximum number of shares to be issued under the Purchase Plan is 300,000 shares of the Company's non-voting Common Stock. Shares under the Purchase Plan are subscribed during each subscription period and purchased on the last business day of such subscription period. The Company had a balance of $106,000 in employee withholdings at the beginning of the year and had employee withholdings of $78,000 for the current subscription period at December 31, 2002. The Plan has issued 233,905 shares to employees as of December 31, 2002.

Note 9: Financial Instruments and Risk Management

At times, the Company hedges forecasted British Pound and Euro denominated sales of its subsidiary based in the United Kingdom with foreign currency forward and option contracts (cash flow hedges). The hedge contracts generally mature during the year following the date the contracts are entered into. Changes in the fair value of the effective portion of the Company's cash flow hedges are recognized in Other Comprehensive Income. These amounts are reclassified from Other Comprehensive Income and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur. The fair market value of the foreign exchange forward and option contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

At December 31, 2002, the Company had foreign exchange forward contracts outstanding with a notional amount of $17,171,000 hedging 2003 forecasted British Pound and Euro denominated sales (cash flow hedges). The fair value of the contracts of $680,000 is included in other accrued expenses in the accompanying December 31, 2002 consolidated balance sheet. At December 31, 2001, the Company had no foreign exchange forward contracts outstanding.

Foreign exchange option contracts can be exercised by the Company to exchange foreign currency for U.S. dollars at maturity. At December 31, 2002, the Company had no foreign exchange option contracts outstanding. The Company had foreign exchange option contracts with a notional amount of $1,623,000 outstanding at December 31, 2001. The fair value of the option contracts was not material at December 31, 2001.

The Company also hedges against the variability of cash flows in the interest payments for its variable rate debt with interest rate swaps (cash flow hedges). At December 31, 2002, the Company has two interest rate swaps in place. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows (i.e., changes in interest rate payments) attributable to fluctuations in the LIBOR interest rates on the total variable-rate debt. The first interest rate swap is for a notional amount of $8,000,000 where the Company receives a variable (LIBOR) rate and pays a fixed 3.35% interest rate. The second interest rate swap is for a notional amount of $12,000,000 where the Company receives a variable (LIBOR) rate and pays a fixed 3.1% interest rate. Both swaps are due to mature throughout 2003, with settlement consistent with the maturities of the related debt. At December 31, 2002, the interest rate swaps are reflected at their fair value of $214,000 and are included in other accrued expenses. At December 31, 2001 the Company had no interest rate swaps outstanding.

Net foreign currency transaction gains (losses) recorded in Other Income (Expense) totaled $411,000, ($145,000), and ($610,000) for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 10: Income Taxes

Income before income taxes consists of the following components:

Years ended December 31, *(Dollars in thousands)*	2002	2001	2000
Domestic	$ 2,256	$11,946	$40,639
Foreign	2,057	397	–
Income before income taxes	$ 4,313	$12,343	$40,639

The income tax provision consists of the following:

Years ended December 31, *(Dollars in thousands)*	2002	2001	2000
Current:			
Federal	$ (1,508)	$ 1,947	$ 12,228
State	4	57	799
Foreign	238	64	–
Total current tax provision	$ (1,266)	$ 2,068	$ 13,027
Deferred:			
Federal	$ 1,080	$ 842	$ 133
State	197	153	15
Foreign	315	–	–
Total deferred tax	1,592	995	148
Total income tax provision	$ 326	$ 3,063	$ 13,175

The significant components of the Company's net deferred tax assets and liabilities are as follows :

December 31,	2002	2001
Deferred tax assets:		
Accrued pension	$ 1,491	$ 1,955
Allowance for doubtful accounts	284	313
Other	1,394	629
Total deferred tax asset	$ 3,169	$ 2,897
Deferred tax liabilities:		
Property	$ 8,569	$ 8,169
Other	2,035	898
Total deferred tax liability	10,604	9,067
Net deferred tax liability	$ 7,435	$ 6,170

A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income, is as follows:

December 31,	2002	2001	2000
Federal income tax provision at statutory rate	$ 1,510	$ 4,146	$ 14,224
State income taxes, after deducting federal income tax benefit	131	137	529
Foreign sales corporation tax benefits	(840)	(1,413)	(1,679)
Other	(475)	193	101
Provision for income taxes	$ 326	$ 3,063	$ 13,175

Note 11: Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive income (loss) are as follows:

(Dollars in thousands)	Currency Translation Adjustments	Unrealized Losses on Available-for-Sale Securities	Unrealized Losses on Derivative Instruments Qualifying as Cash Flow Hedges	Total
Balance at December 31, 2000	$ (1,349)	$ (93)	$ –	$ (1,442)
Currency translation adjustments	(1,390)			(1,390)
Unrealized loss on available-for-sale securities		(3)		(3)
Deferred taxes		1		1
Balance at December 31, 2001	(2,739)	(95)	–	(2,834)
Currency translation adjustments	3,603			3,603
Realized loss on sale of available-for-sale security		137		137
Unrealized gain on available-for-sale securities		1		1
Unrealized loss on derivative instruments			(895)	(895)
Deferred taxes		(54)	269	215
Balance at December 31, 2002	$ 864	$ (11)	$ (626)	$ 227

Note 12: Commitments & Contingencies

The Company has operating leases covering certain automobiles, office space, and office equipment. The future minimum annual payments on these non-cancelable operating leases which were in effect at December 31, 2002, having initial or remaining terms of more than one year are $1,247,000 for 2003, $678,000 for 2004, $402,000 for 2005, $135,000 for 2006, and $75,000 for 2007.

Rental and operating lease expenses charged against earnings were $1,716,000, $1,938,000, and $1,694,000 in 2002, 2001, and 2000, respectively.

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

Note 13: Financial Reporting For Business Segments of the Company

Effective January 1, 2001, the Company reorganized its operations and implemented a new internal reporting system. As a result of this reorganization, the Company now has three reportable segments: fasteners, motors, and distribution. Prior to January 1, 2001, the results of the distribution segment were included in the fastener segment. Operating income is net sales less costs and expenses. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. For the year ended December 31, 2002, there were no sales to any one customer that exceeded 10% of consolidated net sales. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $22,105,000 and $32,557,000 for the years ended December 31, 2001 and 2000, respectively (approximately 12% of consolidated net sales in 2001 and 2000).

Due to the nature of the change in reportable segments, it is impracticable to restate prior year's segment data in a manner consistent with current year data. Segment data reported in a manner consistent with prior years is as follows:

Year Ended December 31, 2002 *(Dollars in thousands)*	Fasteners	Motors	Consolidated
Net sales	$ 119,225	$ 31,576	$ 150,801
Operating income	2,511	1,883	4,394
Other income and expense			(81)
Income before income taxes			4,313
Identifiable assets	205,985	16,265	222,250
Corporate assets			2,729
Total assets at December 31, 2002			$ 224,979
Depreciation and amortization	10,227	704	$ 10,931
Capital expenditures	2,283	533	2,816

Year Ended December 31, 2001 *(Dollars in thousands)*	Fasteners	Motors	Consolidated
Net sales	$ 154,140	$ 34,038	$ 188,178
Operating income	12,156	1,126	13,282
Other income and expense			(939)
Income before income taxes			12,343
Identifiable assets	210,468	16,311	226,779
Corporate assets			2,047
Total assets at December 31, 2001			$ 228,826
Depreciation and amortization	11,017	693	$ 11,710
Capital expenditures	12,066	1,017	13,083

Year Ended December 31, 2000 *(Dollars in thousands)*	Fasteners	Motors	Consolidated
Net sales	$ 221,323	$ 43,240	$ 264,563
Operating income	36,159	5,404	41,563
Other income and expense			(924)
Income before income taxes			40,639
Identifiable assets	187,457	18,330	205,787
Corporate assets			4,209
Total assets at December 31, 2000			$ 209,996
Depreciation and amortization	9,869	649	$ 10,518
Capital expenditures	12,579	595	13,174

Under the new method of segment reporting, the Company records intersegment sales and transfers at published distributor price less an agreed upon markdown. In 2001, the Company recorded intersegment sales and transfers at cost plus an agreed upon intercompany profit. Segment data reported under the new method of internal reporting is as follows:

Year Ended December 31, 2002 *(Dollars in thousands)*	Fasteners	Distribution	Motors	Consolidated
Revenues:				
Sales from external customers	$ 83,599	$35,626	$31,576	$150,801
Intersegment sales	20,018			20,018
Intersegment elimination	(20,018)			(20,018)
Net sales	$ 83,599	$35,626	$31,576	$150,801
Net income before taxes:				
Segment income	$ 5,692	$ 1,331	$ 1,946	$ 8,969
Unallocated corporate expenses				(3,444)
Interest expense				(845)
Other expense				(367)
Consolidated income before income taxes				$ 4,313
Depreciation, amortization and capital expenditures:				
Depreciation and amortization	9,104	1,123	704	$ 10,931
Capital expenditures	1,067	1,216	533	2,816
Segment assets:				
Identifiable assets	160,021	45,964	16,265	222,250
Corporate assets				2,729
Total assets				$224,979

Year Ended December 31, 2001 *(Dollars in thousands)*	Fasteners	Distribution	Motors	Consolidated
Revenues:				
Sales from external customers	$118,094	$36,046	$34,038	$188,178
Intersegment sales	25,109			25,109
Intersegment elimination	(25,109)			(25,109)
Net sales	$118,094	$36,046	$34,038	$188,178
Net income before taxes:				
Segment income	$ 13,526	$ 1,398	$ 1,126	$ 16,050
Unallocated corporate expenses				(3,940)
Interest expense				(985)
Other income				1,218
Consolidated income before income taxes				$ 12,343
Depreciation, amortization and capital expenditures:				
Depreciation and amortization	9,552	1,465	693	$ 11,710
Capital expenditures	6,485	5,581	1,017	13,083
Segment assets:				
Identifiable assets	157,798	52,670	16,311	226,779
Corporate assets				2,047
Total assets				$228,826

Note 13: Financial Reporting For Business Segments of the Company *continued*

The Company has operations in the United States, the United Kingdom, Ireland, Italy, Mexico, Singapore, and China. Information about the operations of the Company in different geographic segments are as follows:

		United States Operations								
		North America	Europe	Asia-Pacific & Other	Total	Ireland	United Kingdom	Singapore	China	Total Consolidated
(Dollars in thousands)										
Sales	2002	$106,788	$2,521	$2,256	$111,565	$ 1,879	$26,433	$10,924		$150,801
	2001	138,772	3,204	2,418	144,394	2,223	33,884	7,677		188,178
	2000	207,492	3,090	2,390	212,972		39,446	12,145		264,563
Identifiable assets	2002	$167,214			$167,214	$23,726	$21,599	$12,196	$244	$224,979
	2001	167,337			167,337	19,908	31,695	9,886		228,826
	2000	176,273			176,273		22,567	11,156		209,996

Note 14: Subsequent Event (Unaudited)

On February 5, 2003, the Company acquired all of the issued and outstanding capital stock of Maelux SA and its sole operating company, M.A.E. S.p.A. of Offanengo, Italy for $9,700,000. M.A.E. is a manufacturer of stepper, brush, and brushless DC motors serving customers throughout Europe. The purchase price was paid using existing cash on hand.

Report of Independent Auditors

To the Stockholders and Board of Directors
Penn Engineering & Manufacturing Corp.

We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penn Engineering & Manufacturing Corp. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 24, 2003

Board of Directors

Kenneth A. Swanstrom
Chairman of the Board and Chief Executive Officer

Martin Bidart
President and Chief Operating Officer

Willard S. Boothby, Jr.(2)
Former Managing Director, UBS-PaineWebber Incorporated

Thomas M. Hyndman, Jr.(1)
Of Counsel, Duane Morris LLP

Maurice D. Oaks(1)(3)
Former Vice President, Worldwide Operations Planning, Bristol-Myers Squibb

John J. Sickler(1)
Vice Chairman, Teleflex Incorporated

Mark W. Simon
Senior Vice President, Chief Financial Officer, and Corporate Secretary

Professor Charles R. Smith(2)(3)
Department of Mechanical Engineering Lehigh University

Daryl L. Swanstrom(2)(3)
President, Spyraflo, Inc.

Andrew B. Williams
President, Philadelphia International Advisors, LP

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating Committee

Executive Officers

Kenneth A. Swanstrom
Chairman of the Board and Chief Executive Officer

Martin Bidart
President and Chief Operating Officer

Mark W. Simon
Senior Vice President, Chief Financial Officer, and Corporate Secretary

Richard F. Davies
Treasurer and Assistant Secretary

William E. Sarnese
Corporate Controller and Assistant Secretary

Other Officers and Division Presidents

Kent R. Fretz
President, Pittman

Alan Kay
President, Arconix Group

Francis P. Wilson
President, PEM Fastening Systems

Corporate Information

Annual Meeting
The 2003 Annual Meeting will be held at 2:00 P.M., Thursday, May 1, 2003 at:
PennEngineering
5190 Old Easton Road
Building 3
Danboro, PA 18916

Registrar, Transfer, and Dividend Disbursing Agent
First Union National Bank
Shareholder Services Group
1525 West W.T. Harris Boulevard
Charlotte, NC 28288

Auditors
Ernst & Young LLP
Philadelphia, PA

General Counsel
Duane Morris LLP
Philadelphia, PA

Stock Exchange Listing
New York Stock Exchange
Trading Symbols:
PNN: Common Stock (non-voting)
PNNA: Class A Common Stock (voting)

Investor Relations
Investor Relations
Phone: 215.766.3660
Email: investor-info@penn-eng.com

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K can be accessed on the Company's website, www.penn-eng.com, or will be mailed upon request to:
Richard F. Davies, Treasurer
PennEngineering
5190 Old Easton Road
Danboro, PA 18916

Penn Engineering & Manufacturing Corp.

P.O. Box 1000 Danboro, PA 18916
Phone: 215.766.8853 Fax: 215.766.7366
www.penn-eng.com



Locations:

Fasteners
Danboro, PA | Galway, Ireland | Kent, OH
Pipersville, PA | Winston-Salem, NC

Motors
Harleysville, PA | Offanengo, Italy

Distribution
Doncaster, UK | Guadalajara, Mexico | Kirkland, WA
Oxnard, CA | San Jose, CA | Shanghai, China | Singapore